Park National Corporation
50 North Third Street
P.O. Box 3500
Newark, OH 43058-3500

August 18, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Park National Corporation – Application for Withdrawal of Amendment No. 1 to Form S-3 Registration Statement (File No. 333-227943)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Park National Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Amendment No. 1 to Form S-3 Registration Statement (File No. 333-227943), together with all exhibits thereto (collectively, “Amendment No. 1”). Amendment No. 1 was filed with the Commission on August 17, 2020 at 7:42 a.m., Eastern Daylight Time, accession number 0001140361-20-018538, to post-effectively amend the Company’s Registration Statement on Form S-3ASR (File No. 333-227943) filed with the Commission on October 23, 2018.  Such Registration Statement on Form S-3ASR became effective on the date it was filed with the Commission.  Amendment No. 1 was filed for the purposes of including, on a post-effective basis, certain exhibits as indicated in Item 16 thereof.

The Company requests withdrawal of Amendment No. 1 because Amendment No. 1 was filed inadvertently under the EDGAR Submission Type S-3/A, instead of under the correct EDGAR Submission Type, namely, POSASR. No securities were sold pursuant to Amendment No. 1.  Amendment No. 1 has not been declared effective by the Commission.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of Amendment No. 1 as soon as reasonably practicable.

Please provide a copy of the order granting withdrawal of Amendment No. 1 to the Company’s legal counsel, Elizabeth (Betsy) Turrell Farrar of Vorys, Sater, Seymour and Pease LLP by facsimile at (614) 719-4708, or by e-mail to etfarrar@vorys.com.

If you have any questions regarding this request for withdrawal, please contact Elizabeth (Betsy) Turrell Farrar of Vorys, Sater, Seymour and Pease LLP at (614) 464-5607.

Thank you for your attention to this matter.

Very truly yours,

/s/ Brady T. Burt

Brady T. Burt
Chief Financial Officer